Exhibit 99.1

Alpha Tau Issues Letter to Shareholders: Five Concurrent Trials in the U.S. with Multiple Significant Value-Driving Milestones Ahead

- Expecting very active 2026 from a clinical perspective, including significant patient accrual completions and subsequent data readouts from ReSTART pivotal skin cancer trial as well as trials in cancers of internal organs including the pancreas and brain -

- Ramping U.S. manufacturing for commercial readiness -

Jerusalem, January 29, 2026 - Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT® today issued the following letter to shareholders:

Dear Shareholders,

Following an incredibly productive 2025, culminating in several significant announcements in recent weeks, I wish to share with you an updated comprehensive picture of Alpha Tau’s position and projected upcoming milestones, as we continue to push forward with our clinical, operational and pre-commercial development on a number of different fronts.

Extensive Ongoing Clinical Activity

The Company is currently conducting multiple significant clinical trials around the world, with five concurrently approved trials in the U.S.:

●	Our ReSTART (Recurrent SCC Treatment with Alpha DaRT Radiation Therapy) multi-center pivotal trial in patients with recurrent cutaneous squamous cell carcinoma (cSCC) , the second most common form of skin cancer: https://www.clinicaltrials.gov/study/NCT05323253

●	Our multicenter study in immunocompromised patients with cSCC: https://www.clinicaltrials.gov/study/NCT06615635

●	Our IMPACT (Intratumoral Pancreatic Alpha Combination Trial) multi-center pilot study in patients with newly-diagnosed pancreatic cancer in combination with chemotherapy: https://www.clinicaltrials.gov/study/NCT06698458

●	Our feasibility study in patients with recurrent glioblastoma multiforme (GBM), a highly aggressive malignant brain tumor: https://www.clinicaltrials.gov/study/NCT06910306

●	Our pilot study in patients with locally recurrent prostate cancer: https://www.clinicaltrials.gov/study/NCT07290998

We are proud of our incredibly comprehensive clinical program, with Alpha DaRT being evaluated simultaneously across a number of indications. Our strategy of parallel exploration of multiple cancer types provides several opportunities for potential regulatory approval while seeking to demonstrate the platform’s broad applicability.

In addition, the Company has trials approved in France and Italy and is planning a large potential basket trial in the UK to evaluate our Alpha DaRT across numerous cancer types, alongside a number of ongoing feasibility studies in Israel. In particular, I would cite the ongoing trials in Israel treating patients with tumors of the prostate, lung and pancreas, as well as our TARGETS trial, which is open to patients with any type of malignant tumors of up to 7 cm in length, in lieu of ad hoc compassionate use treatments.

We also continue to maintain open and ongoing dialogue with the FDA, including in the context of regular quarterly meetings, as we continue to explore new potential applications and more comprehensive U.S. trials of the Alpha DaRT.

Continued Clinical Validation and Upcoming Milestones Across Expanded Indication Set

As you all know, the Company started its clinical evaluations by treating superficial tumors as a proof of concept, i.e., tumors of the skin or head and neck, and has acquired significant experience in the U.S., Europe, Japan and Israel. More recently, we have started receiving results from trials in internal organs, primarily pancreatic cancer, and continue to be encouraged by the potential of Alpha DaRT to deliver a potent but conformal dose of alpha radiation to a very a broad set of tumors with poor or no available alternatives.

Targeting Completion of Patient Recruitment in Pancreatic Cancer Study End of Q1 2026

In light of the encouraging data from the Company’s first-in-human studies in Canada and Israel in patients with pancreatic cancer, which was initially read out in interim form last year (https://www.alphatau.com/single-post/alpha-tau-announces-cornerstone-interim-data-across-multiple-clinical-trials-to-be-shared-at-r-d-upd) and then recently reported from the Canadian study in more detail at the 2026 ASCO Gastrointestinal Cancers Symposium (https://www.alphatau.com/single-post/alpha-tau-reports-new-positive-results-in-two-upcoming-presentations-at-asco-gi-2026-symposium-showc), we continue to conduct our IMPACT study with great clinician and patient interest, and are targeting the completion of patient accrual at the end of the first quarter of 2026 and initial results by the end of the year.

Expecting Initial GBM Results Around End of Q4 2026

Recently we reported the treatment of our first patient in GBM at Ohio State University (https://www.alphatau.com/single-post/alpha-tau-successfully-treats-first-patient-in-its-u-s-trial-for-patients-with-recurrent-glioblasto). Per the protocol and in line with our conservative approach to carefully watching for any safety signals, we will limit our treatments to one patient per month for the first three patients, all at Ohio State University. To the extent that no safety concerns arise, we would anticipate the removal of enrollment restrictions as well as expansion to New York University as a second site in the trial, in which case we would target the completion of patient accrual for ten patients later in the year, with initial results targeted around year end 2026.

Potential Regulatory Approval in Japan

In addition, the Company is anticipating a response shortly from Japan’s Ministry of Health, Labour and Welfare regarding our application for approval of Alpha DaRT in the treatment of recurrent head & neck cancer. We are preparing for potential post-marketing surveillance requirements in Japan should the response be positive. A positive regulatory decision in Japan would mark Alpha DaRT’s first commercial approval outside of Israel, further validating our technology and regulatory strategy.

Alpha DaRT as a Combination Therapy with Checkpoint Inhibitors

The Company also anticipates exploring an additional clinical trial with the FDA in 2026, examining the combination of Alpha DaRT with checkpoint inhibitor therapeutics for patients with locally advanced or metastatic head & neck squamous cell carcinoma, on the back of fantastic interim data we released last year from a similar study conducted in Jerusalem, and we are hoping that this will become our sixth active trial in parallel in the U.S. We reported interim results in January 2025 from the clinical study conducted in Israel in this use case (https://www.alphatau.com/single-post/alpha-tau-announces-cornerstone-interim-data-across-multiple-clinical-trials-to-be-shared-at-r-d-upd). This trial is incredibly important from a strategic perspective, as it reaches a very special population and also looks to demonstrate broader systemic relevance of Alpha DaRT treatment. While the majority of our clinical trials focus on the first two of our strategic pillars of focus (localized & unresectable tumors, and tumors of high unmet need), this is our first foray into exploring our third strategic pillar, the potential use of Alpha DaRT to provide systemic benefits to patients with metastatic tumors.

In parallel, the Company is also engaged in significant pre-clinical work in partnership with leading academic institutions, including Mayo Clinic, McGill University, Emory University and MD Anderson Cancer Center, exploring different combinations with immunotherapy, which we see as an important future direction for use of Alpha DaRT.

As such, we expect an incredibly busy year in 2026 from a clinical perspective, including significant data readouts from our ReSTART pivotal trial and trials in cancers of internal organs.

Commercial and Operational Readiness

We see tremendous importance to generating additional data on the use of Alpha DaRT in tumors of internal organs such as the pancreas and the brain, in order to support future decisions on launch sequencing in different indications. As we have reported in the past, we expect to complete recruitment of the ReSTART study in this quarter, and have started to submit modules of our Modular PMA to the FDA (https://www.alphatau.com/single-post/alpha-tau-submits-first-pre-market-approval-module-to-the-fda-for-alpha-dart-for-the-treatment-of-r), and expect to complete the submission toward year end. Therefore, launch sequencing continues to present interesting strategic questions in light of the broad applicability of Alpha DaRT.

As we have reported in the past, the Company is currently manufacturing Alpha DaRT treatments in Jerusalem and Thorium-228 generators in Lawrence, MA, at a scale that can supply our clinical trials, validations and pre-clinical work. However, we have also reported the receipt of a radioactive license for the first phase of our Hudson, NH facility, which is being built in phases (https://www.alphatau.com/single-post/alpha-tau-announces-receipt-of-radioactive-material-license-for-its-new-hampshire-manufacturing-faci), and are currently working on equipping that first phase with the equipment needed for Alpha DaRT manufacturing.

At the same time, we continue to build out and adjust our organizational structure to prepare for future commercialization, including investments in scaling up manufacturing, in devices and accessories for mass production such as injection molds, in robotics and automation, and in development of new manufacturing methods that will increase our output and efficiency.

Well Financed and Positioned for Execution

Our cash burn rate has remained fairly stable to date other than some minor peaks associated with investment into our manufacturing capacity, and we remain confident that we can continue to execute on our current plans.

We continue to vigorously seek protection of our intellectual property, which we see as an important fruit of the extensive labors of our R&D teams, and key to protecting our future commercial potential. In 2025 alone, we filed over 60 new patent applications of different types around the world and were granted or allowed nearly 50 patents around the world.

In light of increasing recognition of the relevance of Alpha DaRT to the broader radiotherapy and oncology therapeutics landscapes, we see increased strategic dialogue with potential partners, across a number of potential areas for collaboration. We continue to entertain a number of interesting conversations, while not losing sight of our core focus on executing on our strategy.

Looking Ahead

2025 was certainly full of myriad challenges that the Company rose to meet exceedingly well, and we expect 2026 to be a busy and challenging year too. Standing beside the excellent team we now have, from our executives and managers to each of our employees, I am confident that G-d willing we will know how to reach the goals we have set for ourselves and deliver outstanding successes.

Thank you for your continued support and confidence in Alpha Tau’s mission. We look forward to sharing our continued progress throughout 2026.

Sincerely,

Uzi Sofer

Chief Executive Officer

Alpha Tau Medical Ltd.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This letter includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, including with respect to upcoming milestones, planned trials, potential new applications and trials of the Alpha DaRT, trial preliminary results including the potential of Alpha DaRT to be used an a broad set of tumors and related side effects, patient enrollment plans and restrictions, discussions with the MHLW in Japan and potential results of these discussions, partnerships and engagement in pre-clinical work, manufacturing and other efforts to increase our output and efficiency, expected financial position and execution of plans and potential future partnerships are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 12, 2025, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this letter. Any such forward-looking statements represent management’s estimates as of the date of this letter. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this letter.

Investor Relations Contact:

IR@alphatau.com

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